SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 2

ARQULE, INC.
(Name of Subject Company (Issuer))

Argon Merger Sub, Inc.
a wholly-owned subsidiary of

Merck Sharp & Dohme Corp.
(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

04269E107
(CUSIP Number of Class of Securities (Underlying Common Stock))

Geralyn S. Ritter
Senior Vice President and Corporate Secretary Merck & Co., Inc.
2000 Galloping Hill Road Kenilworth, NJ 07033
(908) 740-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Catherine J. Dargan, Esq.
Michael J. Riella, Esq.
Covington & Burling LLP
One CityCenter
850 Tenth Street, NW
Washington, DC 20001-4956
+1 (202) 662 6000

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee**
$2,774,378,700.00	$360,114.36

*
Estimated solely for purposes of calculating the filing fee.  This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of ArQule, Inc. (“ArQule”), at a purchase price of $20.00 per share, net to the seller in cash, without interest and less any applicable tax withholding.  As of December 12, 2019 (the most recent practicable date): (i) 120,873,271 shares of ArQule common stock were issued and outstanding, (ii) no shares of ArQule common stock were held by ArQule in its treasury, (iii) 12,469,512 shares of ArQule common stock were subject to outstanding ArQule stock options, (iv) no shares of ArQule common stock were subject to outstanding ArQule restricted stock unit awards, (v) warrants to purchase an aggregate of 5,361,556 shares of ArQule common stock were outstanding, and (vi) rights to purchase a maximum of 14,596 shares of ArQule common stock during the final offering period were outstanding under ArQule’s 2018 Employee Stock Purchase Plan.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$360,114.36	Filing Party:	Argon Merger Sub, Inc. and Merck Sharp & Dohme Corp.
Form or Registration No.:	Schedule TO-T	Date Filed:	December 17, 2019

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ Third-party tender offer subject to Rule 14d-1.
☐ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 17, 2019 (together with any amendments and supplements thereto, the “Schedule TO”), by Argon Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Merck Sharp & Dohme Corp., a New Jersey corporation (“Parent”), and Parent. This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.01 per share (the “Shares”), of ArQule, Inc., a Delaware corporation (“ArQule”), at a purchase price of $20.00 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 11.  Additional Information.

The disclosure in the Offer to Purchase and Item 11 of the Schedule TO is hereby amended and supplemented as set forth below.

The second paragraph of the subsection titled “Antitrust Compliance” in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“At 11:59 p.m. Eastern time, on December 31, 2019, the waiting period applicable to the Offer under the HSR Act expired. Accordingly, the Offer Condition relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

The first and second paragraphs of the subsection titled “Certain Litigation” in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase are hereby amended and restated in its entirety to read as follows:

“On December 27, 2019, two purported stockholders of ArQule filed lawsuits against ArQule and its directors in the United States District Court for the Southern District of New York, captioned Shivam Bassi v. ArQule, Inc., et al., Case No. 1:19-cv-11857 (the “Bassi Complaint”) and James Hua v. ArQule, Inc., et al., Case No. 1:19-cv-11871. On December 31, 2019, a purported stockholder of ArQule filed a lawsuit against ArQule and its directors in the United States District Court for the Southern District of New York, captioned Shiva Stein v. ArQule, Inc., et al., Case No. 1:19-cv-11930 (the “Stein Complaint”) and another purported stockholder of ArQule filed a putative class action lawsuit against ArQule, its directors, Parent and Purchaser in the United States District Court for the District of Delaware, captioned George Assad v. ArQule, Inc., et al., Case No. 1:19-cv-02383. The complaints allege that, because the Schedule 14D-9 is materially deficient in certain respects, all of the defendants violated Sections 14(d)(4), 14(e) and 20(a) of the Exchange Act, and Rule 14d-9 promulgated thereunder. Each of the complaints seeks, among other things, (i) injunctive relief preventing the consummation of the transactions contemplated by the Merger Agreement, (ii) rescissory damages or rescission of, to the extent already implemented, the Merger Agreement or any of the terms thereof, and (iii) plaintiffs’ attorneys’ and experts’ fees. The Bassi Complaint and the Stein Complaint also seek damages. The defendants believe the claims asserted in the complaints are without merit.

Additional lawsuits may be filed against ArQule, ArQule’s Board, Parent, and/or Purchaser in connection with the Merger Agreement, the Schedule TO and the Schedule 14D-9.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Argon Merger Sub, Inc.

By:	/s/ Faye C. Brown
Name: Faye C. Brown
Title: Assistant Secretary

Merck Sharp & Dohme Corp.

By:	/s/ Sunil A. Patel
Name: Sunil A. Patel
Title: Senior Vice President, Corporate Development

Date: January 2, 2020